Exhibit 99.1

WeRide’s Latest Robotaxi GXR to Start First Fully Unmanned Commercial Operations in Beijing

Feb. 24, 2025 - WeRide (Nasdaq: WRD), a global leader in autonomous driving technology, announced approval to launch its latest generation Robotaxi, the GXR, for fully unmanned paid ride-hailing services in Beijing. This marks WeRide’s second Robotaxi model to achieve fully driverless commercial operations in Beijing and GXR’s first large-scale commercial deployment in China, following its launch on the Uber platform in Abu Dhabi last December.

The service area spans key regions within the Beijing Economic-Technological Development Area, including high-speed railway stations. GXR is also approved for commercial operations on highways, including routes to and from Beijing Daxing International Airport.

(WeRide’s Robotaxi GXR in Beijing)

In just four months since WeRide officially launched GXR, the company has rapidly progressed to fully unmanned commercial operations, demonstrating “WeRide speed” in the commercial deployment of autonomous driving.

“The commercial launch of Robotaxi GXR in Beijing represents a pivotal achievement for WeRide and the autonomous driving industry,” said Dr. Tony Han, Founder and CEO of WeRide. “By advancing from product launch to unmanned commercial operations in just four months, we’ve demonstrated that autonomous technology is ready to meet various transportation needs at scale. With this expansion, we continue to set the standard for autonomous mobility, making self-driving technology a reality for passengers everywhere.”

The culmination of over five years of WeRide’s dedication to Robotaxi, GXR features industry-leading L4-level redundant drive-by-wire chassis architecture, open mobile travel space, and the world’s first hidden B-pillar design. It can accommodate up to five passengers, offering the widest entry and exit space, the best seating space, and the largest luggage storage space in the Robotaxi industry. Users can hail a GXR on WeRide Go app, available in major mobile app stores.

As the only autonomous driving technology company in the world to achieve commercial Robotaxi operations both in China and overseas, WeRide has launched Robotaxi services in Beijing, Guangzhou, Nanjing, Ordos, Suzhou, and Abu Dhabi. In 2024, WeRide partnered with Uber to launch the largest commercial Robotaxi fleet in the Middle East. In 2025, WeRide will launch fully unmanned Robotaxi operations in Zurich, Switzerland.

WeRide started fully unmanned Robotaxi services in Beijing in June 2023. With the commercial launch of GXR, WeRide will continue to expand the service scope and scale, planning to increase the number of Robotaxi operations in Beijing to several hundred by 2025.